Amedisys, Inc.

11100 Mead Road, Suite 300

Baton Rouge, LA 70816

December 19, 2005

VIA EDGAR and US MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

450 Fifth Street, NW

Washington D.C. 20549

Re:	Amedisys, Inc.
Form 10-K for the Fiscal Year ended December 31, 2004,
Filed March 17, 2005
Form 10-Q for the Period Ended September 30, 2005,
Filed November 9, 2005
File No. 000-24260

Dear Mr. Rosenberg:

In response to your letter dated December 5, 2005, we are pleased to provide you with the following reply to the comments raised by the Commission on the above-referenced filings. For your convenience, we have retyped your original comments verbatim and added our responses.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and…page 27

Critical Accounting Policies, page 32

1.	Please provide us with the following, as if you had disclosed it in your filing:

a.	For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual reimbursement adjustment that you recorded during the current period. For example, for 2004, this amount would represent the amount of the difference between estimates of these adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004.

Response: In our Form 10-K/A, we believe that we have disclosed the requested information in Note 12 to our audited consolidated financial statements. We provide a similar disclosure in Note 13 of our Form 10-Q filing for the three-month period ended September 30, 2005.

Excerpts from Note 12 of our Form 10-K/A are provided, with relevant information in bold and underscored. Also note that no disclosure was provided for the year ended December 31, 2004, as there was no impact for this issue during such fiscal year. Our future filings will contain a statement in the MD&A section referring the reader to the appropriate Note to our financial statements that includes the information that quantifies and discloses the amounts of changes in estimates of prior period contractual reimbursement adjustment that was recorded in the current period.

Excerpts from Note 12. AMOUNTS DUE TO AND DUE FROM MEDICARE:

…The following table summarizes the cost report activity included in the amounts due to/from Medicare related to Cost Reports (amounts in thousands):

Cost report reserves
Amounts recorded at December 31, 2001	$14,172

Cash payments made	(4,389)
Settlements received	2,063
Reserve for re-opened 1997 cost reports	1,001

Amounts recorded at December 31, 2002	$12,847
Cash payments made	(8,507)
To change estimated amounts owed to Medicare	402
Settlements received	2,101

Amounts recorded at December 31, 2003	$6,843
Settlements received	29

Amounts recorded at December 31, 2004	$6,872

Also in the fourth quarter of 2001, CMS completed audits of the filed cost reports for the 1999 cost report year. Based on information received from the completed audits, the Company determined that the 2% audit adjustment factor, withheld from the initial review conducted by the intermediary in 2000, would be refunded less any additional audit adjustments. Based on guidance received from the intermediary, the fiscal 1999 provider cost reports for those providers the Company purchased from Columbia/HCA in December, 1998 were to receive an additional month of costs because the intermediary allowed the Company to file a 13 month cost report. Even though Amedisys did have unfavorable audit adjustments, the net effect of the additional allowable cost and the refunded 2% audit adjustment factor resulted in a net receivable from Medicare. As a result of this information, the Company reversed the previously established $1.2 million due to Medicare for the 2% audit adjustment factor with an increase to revenue in the fourth quarter of 2001.

During the third and fourth quarters of 2002, the Company received cash settlements of $2.1 million from Medicare related to tentative settlements of the fiscal 2000 cost reports. This receivable was netted against the amounts due to Medicare on the balance sheet in the current-portion of Medicare liabilities, therefore, receipts of these settlements had no income statement impact.

In October 2002 the Company received notice from CMS that the fiscal 1997 Amedisys cost reports were being re-opened. In response to this notification from the intermediary, the Company established a liability of $1.0 million for amounts that are probable to be assessed during the re-opening of the 1997 cost reports, due to different interpretations of reimbursement regulations between the intermediary and the Company. The increase in liability resulted in a decrease to revenue in the fourth quarter of 2002. CMS has yet to complete the audit on these cost reports.

During the third and fourth quarters of 2003, the Company received cash settlements of $2.1 million from Medicare related to the settlements of the fiscal 1999 cost reports. This receivable was netted against the amounts due to Medicare on the balance sheet in the current-portion of Medicare liabilities, therefore, receipts of these settlements had no statement of operations impact.

During the second quarter of 2003, the Company recognized $0.4 million as a decrease to revenue to offset settlements received in excess of amounts previously recorded.

b.	Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.

Response: We accrued an aggregate payable of approximately $9.3 million and $11.6 million as of December 31, 2004 and September 30, 2005, respectively, for estimated Medicare liabilities. The $9.3 million payable to Medicare at December 31, 2004 is comprised of $6.8 million of cost report reserves and $2.5 million of PPS payment adjustment reserves, and the $11.6 million liability at September 30, 2005 is comprised of $8.9 million of cost report reserves and $2.7 million of PPS payment adjustments reserves. We periodically review our reserve position and prior to each quarter end, perform a detailed review of the composition of our aggregate Medicare payable. As disclosed in Note 13 of our Form 10-Q filing for the three-month period ended September 30, 2005, we settled approximately $0.7 million in open cost reports, reduced our reserve by $0.6 million and added an aggregate payable of $3.4 million that was primarily related to our 2005 acquisitions.

Based upon our review of all known available information, we believe that we disclose amounts in our consolidated financial statements that are reasonably estimable and probable as of that date. We do not believe with any degree of certainty that we can arrive at any meaningful quantifiable amount that would represent the reasonably possible effects resulting from a change in estimate and can only represent that for each 1% that actual settlements differ from our estimates, our reserves will be positively or negatively impacted by approximately $0.1 million.

c.	Disclose in comparative tabular format, the aging of accounts receivable, by payor class. The aging schedule may be based on management’s own reporting criteria (i.e., unbilled, less 30 days, 30 to 60 days, etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor class.

Response: The table below details the aging of our accounts receivable by payor class as of December 31, 2004 and December 31, 2003. Our aging process begins when the service is billed. (In thousands)

	Current	31-60	61-90	91-120	Over 120	Total
December 31, 2004
Medicare	$940	$7,317	$7,456	$3,219	$2,578	$21,510
Medicaid	345	166	152	177	722	1,562
Private	1,243	700	543	320	2,351	5,157

Total	2,528	8,183	8,151	3,716	5,651	28,229

Allowance for doubtful accounts						(3,751)

Net accounts receivable						$24,478

December 31, 2003
Medicare	$1,264	$4,183	$4,259	$1,504	$540	$11,750
Medicaid	608	47	34	23	688	1,400
Private	1,512	434	297	200	2,600	5,043

Total	$3,384	$4,664	$4,590	$1,727	$3,828	18,193

Allowance for doubtful accounts						(3,008)

Net accounts receivable						$15,185

d.	If you have amounts that are pending approval from third party providers (i.e. Medicaid pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Response: At December 31, 2003, there is Medicare accounts receivable of $0.4 million pending approval of the Change of Ownership by Center for Medicare Services (“CMS”) for the St. Luke’s, Houston location purchased November 1, 2003. The balance pending for the same location classified as Medicaid is $0.1 million. These are included in our current aging category.

At December 31, 2004, there is Medicare accounts receivable of $2.6 million pending approval from CMS for certain acquisitions completed in 2004, which was ultimately collected. The balance, pending approval on Medicaid is $0.1 million. These are included in our current aging category.

Regarding your question asking whether amounts are classified outside of self-pay, we do not believe that this question applies to the home health care industry. Within the home health operations of Amedisys, Inc., classification or reclassification of amounts as self-pay would not be appropriate, and only immaterial amounts of revenue would be so classified. No amounts that are classified as outside of self-pay are subsequently reclassified as self-pay.

e.	State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and when a write-off is recorded. Clarify the threshold (amount and age) for account balance write-offs.

Response: Our collection process begins with a concerted effort to ensure that our billing is accurate. As disclosed in Note 2 of our Form 10-K/A, we derived approximately 93% and 91% of our net service revenue from the Medicare system for the years ended December 31, 2004 and 2003, respectively with a 99% cash collection realization. Our pre-billing process includes a Medicare claim scrubber to improve the quality of filed claims data in an effort to reduce the volume of collection effort on these accounts. Non-Medicare accounts are billed based upon payor requirements and include multiple third party payors. We routinely perform pre-billing reviews to improve the quality of filed claims and have installed multiple checkpoints when claims are not processed timely. Less than 1% of our non-Medicare business is self-pay. For non-Medicare third party payors and for self-pay, if payment has not been received within prescribed periods, collection personnel contact payors to determine why payment has not been made and claims are resubmitted if necessary. Collections personnel also bill patients for any co-payments and make a good faith effort to collect these amounts. There are a very small number of contracts that require a patient co-payment. If a claim has been denied, an appeal is filed with the payor. If, through individual review of accounts, it is determined that all efforts have been exhausted a write-off is generated. We have historically elected not to litigate uncollected self-pay amounts, but may do so in the future. The Company has authorizations required to initiate and post these write offs to its system.

We routinely record an allowance for bad debts based upon our historical collection experience. Accounts are written off against the allowance only when all collection efforts have been exhausted.

f.	Disclose the days sales outstanding for each period presented and discuss the reasons for significant changes from period to period.

Response: Days sales outstanding were 45.4 days and 46.6 days at December 31, 2004 and 2003, respectively, and are considered comparable. Our calculation is derived by dividing the average net accounts receivables for the twelve-month periods ended December 31 of each year by the average daily net patient revenues for the twelve-month periods ended December 31 of each year.

Medicare Revenue Recognition, page 32

2.	Please provide us with disclosures that would have indicated the amount of revenue not completed as of the latest balance sheet and the impact that reasonably likely changes in the Medicare reimbursement rates would have had on your financial results, as you disclosed that the impact of such a change could be material.

Response: The amount of Medicare revenue recognized in fiscal 2004 from episodes not completed as of December 31, 2004 was $18.0 million, which included an amount of approximately $0.3 million to account for an announced change to the base episode amount which was effective for all episodes completed on or after January 1, 2005 (see page 32 of our Form 10K/A). We are aware of no other Medicare proposed regulations that would have impacted episodes in progress as reported in our December 31, 2004 balance sheet.

Item 9A. Controls and Procedures, page 41

Management’s Annual Report on Internal Control over Financial Reporting, page 41

3.	Regarding the acquisitions excluded from the scope of the evaluation, please provide us with disclosures that would have elaborated on their significance to your consolidated financial statements, not just to total net service revenues. Please refer to the answer to Question 3 of the Division of Corporation Finance: Frequently Asked Questions – Management’s Report on Internal Control over Financial Reporting…

Response: All of the acquisitions completed in fiscal 2004 and listed in Note 2 to our audited consolidated financial statements (page F-14 of our 10K/A) were excluded from the scope of the evaluation of internal controls. As disclosed, these acquisitions accounted for approximately 8.9% of total net service revenue for the year ended December 31, 2004. These acquisitions accounted for approximately 9.4% of our operating expenses and 3.6% of operating income for the year ended December 31, 2004 on our audited consolidated balance sheet as of December 31, 2004. We will provide additional disclosure in future filings where we deem such information to be significant.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, F-6

4.	Please tell us how considering changes in your Medicare liabilities as a financing activity is appropriate, including how it complies with paragraphs 18 through 20 of SFAS 95. Based upon your disclosures in Note 12, it is unclear why they should not have been considered to be an operating activity, as contemplated by paragraph 22 through 24.

Response: We consider that the amounts shown in the our audited consolidated statements of cash flows for the years ended December 31, 2003 and 2002 and classified as “Cash Flows from Financing Activities” $6.3 million and $3.4 million, respectively as appropriate for the following reason – see also the description noted in paragraph 2 of Note 12 on Page F-30 of our Form 10-K/A for the year ended December 31, 2004.

At the time when audits of cost reports are completed, we were granted an option to repay amounts due over a period of up to thirty-six months with interest at the applicable rate. Any amounts due could be prepaid without penalty at any time. Included in the amounts due to Medicare at December 31, 2002 and 2001 were amounts due under repayment plans, with the appropriate amount shown as a long-term liability.

Other payments for Medicare liabilities, which do not involve extended repayment terms, have been classified as cash flows from operating activities.

Based on the rational as noted above, we believe that such amounts are appropriately classified as contemplated by SFAS 95.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Part I – Item 1. Financial Statements, page 3

Notes to Consolidated Financial Statements, page 6

2. Revenue Recognition, page 6

Hospice Revenue Recognition, page 8

5.	While you have disclosures about inpatient day limits and hospice cap amounts and periods, please provide us with revisions to your accounting policy disclosure that would have described how your recognition of revenue considers these limits and caps in ensuring that the revenue is recoverable and recognized as the services are rendered.

Response: As disclosed in Note 2 in our Form 10-Q filing under Hospice Revenue Recognition, “Overall payments made by Medicare are also subject to a cap amount calculated by the Medicare fiscal intermediary at the end of the hospice cap period. The hospice cap period runs from November 1st of each year through October 31st of the following year. Total Medicare payments during this period are compared to the cap amount for this period. Payments in excess of the cap amount must be returned to Medicare. The cap amount is calculated by multiplying the number of beneficiaries electing hospice care during the period by a statutory amount that is indexed for inflation. The hospice cap amount is computed on a hospice-by-hospice basis. Any amounts received in excess of this per beneficiary cap must be refunded to Medicare.”

We determined that so long as we have not exceeded the inpatient day limits and hospice cap amounts, the amount that we have been reimbursed is the amount that we have earned.

6.	Please tell us why it is appropriate to offset nursing home costs by nursing home revenue and include the net amount in direct hospice care services and cite supporting, authoritative literature.

Response: In determining the appropriate method for accounting for the room and board component of hospice revenue, we considered the following:

•	EITF 99-19 Reporting Revenue Gross as a Principal versus Net as an Agent

•	Industry Standards

After reviewing EITF 99-19, we concluded that it was appropriate to adopt industry practice and offset nursing home costs by nursing home revenue and include the net amount in direct hospice care services. We considered that the hospice provider has no control over the price paid to the nursing home, in effect becoming the ‘home’ of the patient concurrently with the hospice care. The hospice provider does not change the services performed by the nursing home and the nursing home provider operates as a separate provider under all applicable regulations, over which the hospice provider also as no control. These factors were deemed to outweigh the fact that the hospice provider does bear credit risk with respect to collection of the above amounts. After reviewing industry standards, we further concluded that presenting the total revenues in gross and the nursing home costs as a cost of operations may be misleading to a reader who is comparing the information to other filers who routinely net the transactions. We elected to adopt industry practice with the appropriate footnote disclosure.

7. Acquisition, page 10

2005 Acquisitions, page 10

7.	For the Housecall acquisition, please provide us the pro forma disclosures described in paragraphs 58(b) of SFAS 141, as if you had provided them in this filing. In addition, for the acquisitions from both Housecall and Tenet, please provide us disclosures that would have described the factors that contributed to the recognition of goodwill as required by paragraphs 58(a) and 51(b) of SFAS 141.

Response: We were unable to include pro forma financial information without unreasonable effort and expense. Housecall, to the best of our knowledge, did not prepare quarterly financial statements. At the time of acquisition, we utilized former Housecall employees to re-construct Housecall financial statements for the six-month periods ended June 30, 2004 and 2005. However, these employees elected to terminate their employment at the time of the acquisition and were not available for the period ended September 30, 2005. As such, we lacked the historical knowledge and experience to develop pro forma information for the nine-month period ended September 30, 2004.

For the Housecall and Tenet acquisitions, we believe that we provide the required information as identified in FAS No. 141 58(a) and 51(b) in Note 7 of our Form 10-Q for the period ended September 30, 2005 where we disclose that:

“…Each of the following acquisitions was completed pursuant to the Company’s strategy of achieving market presence in the southern and southeastern United States through expansion of its service base and the enhancement of its position in certain geographic areas as a leading provider of home health nursing services. … Goodwill generated from the acquisitions was recognized given the expected contributions of each acquisition to the overall corporate strategy and is expected to be fully tax deductible. Each of the acquisitions completed was accounted for as a purchase and is included in the Company’s financial statements based on its respective acquisition date.”

* * * *

We are at your disposal to clarify or expand on any part of our reply. Please feel free to contact me at (225) 292-2036 or at gbrowne@amedisys.com

Sincerely,

/s/ Gregory H. Browne
Gregory H. Browne
Chief Financial Officer
Amedisys, Inc.